SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 8-1-02

For the month of August, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)



02050307

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Press Release

August 12, 2002

E.ON accepts Deutsche Bahn's cash tender offer for Stinnes

E.ON AG, Düsseldorf, today accepted Berlin-based Deutsche Bahn AG's cash tender offer for its 65.4 percent stake in Stinnes AG, Mülheim. The offer price of €32.75 per Stinnes share represents a 24.5 percent premium over the stock's closing price on June 26, 2002, the last trading day before rumors began to surface about a possible Stinnes takeover. Both the price and premium are attractive in E.ON's view.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For information please contact:

Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629

Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566

www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft



Date: August 12, 2002

By: ______________________

Dr. Erhard Schipporeit
Chief Financial Officer

GESAMT SEITEN 04